File No. 70-10009
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               AMENDMENT NO. 2 TO
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

    THE SOUTHERN COMPANY                            ALABAMA POWER COMPANY
 270 Peachtree Street, N.W.                         600 North 18th Street
   Atlanta, Georgia  30303                       Birmingham, Alabama  35291

     GULF POWER COMPANY                             GEORGIA POWER COMPANY
      One Energy Place                        241 Ralph McGill Boulevard, N.E.
  Pensacola, Florida  32520                        Atlanta, Georgia   30308

  MISSISSIPPI POWER COMPANY                  SAVANNAH ELECTRIC AND POWER COMPANY
       2992 West Beach                               600 East Bay Street
Gulfport, Mississippi  39501                      Savannah, Georgia  31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

       Tommy Chisholm, Secretary           William E. Zales, Jr., Vice President
          The Southern Company                     and Corporate Secretary
       270 Peachtree Street, N.W.                  Alabama Power Company
         Atlanta, Georgia 30303                    600 North 18th Street
                                                 Birmingham, Alabama 35291

Warren E. Tate, Secretary and Treasurer               Janice G. Wolfe
           Gulf Power Company                       Corporate Secretary
            One Energy Place                       Georgia Power Company
        Pensacola, Florida 32520             241 Ralph McGill Boulevard, N.E.
                                                  Atlanta, Georgia 30308

            Vickie L. Pierce                      Nancy E. Frankenhauser
          Corporate Secretary                       Corporate Secretary
       Mississippi Power Company            Savannah Electric and Power Company
            2992 West Beach                         600 East Bay Street
      Gulfport, Mississippi 39501                 Savannah, Georgia 31401

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

     Gale E. Klappa                                    John D. McLanahan, Esq.
Executive Vice President                                Troutman Sanders LLP
  The Southern Company                               600 Peachtree Street, N.E.
270 Peachtree Street, NW                                     Suite 5200
 Atlanta, Georgia  30303                            Atlanta, Georgia  30308-2216
                              Walter M. Beale, Jr.
                               Balch & Bingham LLP
                       1901 Sixth Avenue North, Suite 2600
                            Birmingham, Alabama 35203



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The Application pending in the foregoing file is amended and restated in its entirety as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

          The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") (collectively, the "Operating Affiliates") are wholly-owned electric utility subsidiaries of Southern.

          The Operating Affiliates previously have acquired in the ordinary course of business, by purchase or lease, coal hopper railroad cars for use in transporting coal in dedicated unit train service to the respective company's coal-fired generating plants. Alabama currently has approximately 4,300 such railcars operating to transport coal to two of its plants. Georgia currently has approximately 4,400 such railcars operating to transport coal to nine of its plants. Gulf does not currently have any such railcars, but Mississippi has entered into a lease agreement on behalf of itself and Gulf with respect to 800 cars for the transportation of coal to Plant Daniel, which is owned by Mississippi and Gulf as tenants in common. Mississippi currently has approximately 1,000 such railcars operating to transport coal to two of its plants. Savannah currently has approximately 94 such railcars operating to transport coal to one of its plants.

          These railcars have been or will be acquired for the Operating Affiliates' use based upon anticipated needs as indicated from coal burn forecasts. Such forecasts are subject to periodic revision as a result of changes in fuel prices, adjustments to the Southern electric system's economic dispatch procedures and other causes. Thus, from time to time an Operating Affiliate may, because of changes in such forecasts and other factors, have a

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need for a lesser or greater number of railcars than then currently available to
it. During any surplus period it may be desirable and economically advantageous to lease or sublease the excess railcars to non-affiliates. Accordingly, each Operating Affiliate hereby requests authority, from time to time on or prior to December 31, 2007, to lease or sublease to non-affiliates railcars not then needed for its operations for the transportation of coal by such non-affiliates. It is proposed that all such leases or subleases shall be directly from the Operating Affiliates to such non-affiliates, except where an "energy related company", as defined in Rule 58 under the Act, is used, for which approval is not required.

          It is proposed that any such non-affiliate lease or sublease will be at market rates, which will be sufficient to cover all variable costs and make a contribution to the fixed costs associated with such railcars, will not exceed one year in duration and will give the respective Operating Affiliate the right of termination, upon reasonable notice, to permit the return of the cars to customer service if needed earlier. It is further proposed that no more than 2,500 railcars will be leased or subleased at any one time pursuant to authority granted hereunder.

          Revenues realized from any transaction pursuant to authority granted hereunder will be credited against the respective Operating Affiliate's costs as owner or lessee (as the case may be) of the railcars and reflected accordingly in its ratemaking provisions, except to the extent the regulatory authority having jurisdiction over the matter authorizes a different treatment. In the case of Georgia, Gulf, Mississippi and Savannah, such revenues will be recorded in Fuel Stock account number 151. In the case of Alabama such revenues will be recorded in Rent from Electric Property account number 709-00017.

          These proposed transactions are substantially identical to those authorized by the Commission for the Operating Affiliates in File No. 70-7528 (HCAR 35-25298, April 15, 1991).

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          Leases or subleases of railcars by an Operating Affiliate to another
Operating Affiliate will be reported in accordance with Item 8 of the Annual Report on Form U5S.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                  The estimated fees and expenses to be paid or incurred in connection with the proposed transactions are as follows:

                  Legal Fees.....................    $ 5,000
                  Miscellaneous..................      5,000
                                                     -------
                         Total...................    $10,000
                                                     =======


ITEM 3. APPLICABLE STATUTORY PROVISIONS.

          The applicants consider that the proposed transactions with non-affiliates, as described herein, may be subject to Sections 9(a) and 10 of the Act.

          The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Securities and Exchange Commission (the "Commission") with respect thereto. It is expected that the proposed transactions will be consummated from time to time as described in
Item 1 hereof in such a manner and to such extent as may be permitted in order to obtain the maximum benefit therefrom.

          Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

          Southern currently meets all of the conditions of Rule 53(a). At December 31, 2001, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $102.5 million, or 2.24% of

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Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of December 31, 2001 ($4.569 billion).1

          In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.


ITEM 4. REGULATORY APPROVAL.

          The proposed transaction is not subject to the jurisdiction of any state commission. The proposed transaction is not subject to the jurisdiction of any Federal commission other than the Commission.

___________________________

1 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $388 million as of December 31, 2001.

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ITEM 5. PROCEDURE.

          The Operating Affiliates request that the Commission's order herein be issued as soon as the rules will allow and that there be no thirty-day period between the issuance of the Commission's order and the date on which it is to become effective. The Operating Affiliates hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order herein, unless such division opposes the matter covered by this application or declaration.


ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

       (a) Exhibits.
           A        -  None.
           B        -  None.
           C        -  None.
           D        -  None.
           E        -  None.
           F-1      -  Opinion of Balch & Bingham LLP, counsel
                       to Alabama and Mississippi.
                       (Previously Filed)
           F-2      -  Opinion of Troutman Sanders LLP, counsel
                       to Southern, Georgia and Savannah.
                       (Previously Filed)
           F-3      -  Opinion of Beggs & Lane, counsel to Gulf.
                       (Previously Filed)
           G        -  None
           H        -  Form of Notice.  (Previously Filed)

       (b) Financial Statements.

          No financial statements are filed herewith since the financial condition of the Operating Affiliates is not material to the proposed transactions.

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ITEM. 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

          (a) In view of the nature of the proposed transactions described herein, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    May 22, 2002         THE SOUTHERN COMPANY


                              By: /s/Tommy Chisholm
                                   Tommy Chisholm, Secretary


                              ALABAMA POWER COMPANY


                               By: /s/Wayne Boston
                                    Wayne Boston,  Assistant Secretary


                              GEORGIA POWER COMPANY


                               By: /s/Wayne Boston
                                    Wayne Boston,  Assistant Secretary


                               GULF POWER COMPANY


                               By: /s/Wayne Boston
                                    Wayne Boston,  Assistant Secretary


                               MISSISSIPPI POWER COMPANY


                               By: /s/Wayne Boston
                                    Wayne Boston,  Assistant Secretary

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                               SAVANNAH ELECTRIC AND POWER COMPANY


                               By: /s/Wayne Boston
                                    Wayne Boston,  Assistant Secretary







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